

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 9, 2015

Mona Meng Gao
Yunsheng Zheng
Co-Chief Financial Officers
20th Floor, Tower B, Zhonghui Plaza
11 Dongzhimen South Road, Dongcheng District
Beijing 100007, People's Republic of China

> Re: **Jumei International Holding Limited**
> **Form 20-F for the Fiscal Year Ended December 31, 2014**
> **Filed April 29, 2015**
> **File No. 1-36442**

Dear Ms. Gao and Mr. Zheng:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Notes to Consolidated Financial Statements

12. Share based compensation, page F-31

1. Please revise your disclosure in future filings to include the following disclosures or explain to us why such disclosures are not meaningful to investors or required by GAAP. Please refer to ASC 718-10-50.

   - The weighted average grant date fair value of founders' shares vested, the weighted average fair value of restricted shares granted and vested, and the weighted average grant date fair value of options granted, vested and forfeited for each year presented and the weighted average exercise prices of options granted, forfeited and exercised during the most recent year; and

   - The total intrinsic value of options exercised and the total fair value of shares vested during each year.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Scott Stringer, Staff Accountant, at (202) 551-3272 or me at (202) 551-3344 with any questions.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Accounting Branch Chief